SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 12, 2015

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated January 12, 2015, entitled “Syneron Medical Strengthens Management Team with Addition of Chief Brand Officer”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: January 12, 2015

Syneron Medical Strengthens Management Team with Addition of Chief Brand Officer

Ilan Nacasch, formerly of SodaStream and Procter & Gamble, to lead global marketing and branding for all Syneron-Candela products

Yokneam, Israel, January 12, 2015 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced the expansion of its management team with the appointment of Ilan Nacasch to the newly created position of Chief Brand Officer, effectively immediately. He will be responsible for global marketing and branding of all Syneron-Candela products, with a strong focus on supporting the growth of the Body Shaping business in the U.S.

Prior to joining Syneron, Mr. Nacasch served as Chief Marketing Officer of SodaStream International, Ltd., a global manufacturer and marketer of home carbonation systems with a strong focus on consumer marketing. Prior to that, he spent 15 years at Procter & Gamble in marketing positions of increasing responsibility across a range of consumer brands in Europe and the United States. He began his career in marketing at Danone, a global leader in healthy foods.

Amit Meridor, Chief Executive Officer of Syneron, said, “Ilan has deep experience in consumer marketing with a strong track record of leading significant growth initiatives at SodaStream and Procter & Gamble. We ended the year with strong momentum in our business, including strong preliminary fourth quarter revenue results from our launches of UltraShape and PicoWay. Ilan will help us further support this momentum by driving worldwide customer and patient awareness of our unique product portfolio. This will include a major focus on supporting our Body Shaping business in the U.S.”

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:
Hugo Goldman, Chief Financial Officer
+ 972 73 244 2283
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com